UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#32639

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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 10, 2013, as modified by the same agreements refiled with fewer redactions as Exhibits to Forms 10-K filed on June 12, 2014 and June 11, 2015.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.51	10-K	June 10, 2013	through June 14, 2016
10.52	10-K	June 10, 2013	through June 14, 2016
10.53	10-K	June 10, 2013	through June 14, 2016
10.54	10-K	June 10, 2013	through June 14, 2016
10.41	10-K	June 12, 2014	through June 14, 2016
10.42	10-K	June 12, 2014	through June 14, 2016
10.43	10-K	June 12, 2014	through June 14, 2016
10.44	10-K	June 12, 2014	through June 14, 2016
10.22	10-K	June 11, 2015	through June 14, 2016
10.23	10-K	June 11, 2015	through June 14, 2016
10.24	10-K	June 11, 2015	through June 14, 2016
10.25	10-K	June 11, 2015	through June 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary